Exhibit 1
                                                                       ---------

     Media Relations            Investor Relations          Analyst Relations
       Jorge Perez              Abraham Rodriguez             Ricardo Sales
    (52-81) 8888-4334           (52-81) 8888-4262            (212) 317-6008


                             C E M E X        |  100
                      Building the future(TM) | YEARS


                          CEMEX TO INVEST $210 MILLION
                          TO EXPAND YAQUI CEMENT PLANT

MONTERREY, MEXICO, March 6, 2006 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it intends to begin construction of a new kiln at its Yaqui Cement Plant in Sonora, Mexico. The construction is expected to be completed in 2007. The total value of the investment, which will extend over a two-year timeframe, is approximately $210 million.

The current production of the Yaqui Plant is approximately 1.35 million tons per year, and will be increased by an additional 1.8 million tons a year when completed.

"The strong demand for cement in the region drove our decision to expand CEMEX's Northwest Mexico facility. This investment reflects the Company's confidence in the strength of the Mexican economy and the continued growth of the housing market in the Northwest region. We expect this investment to provide a return on capital employed well in excess of 10%, as we are well-positioned to capitalize on the increasing demand for cement products in Mexico," said Francisco Garza, President of CEMEX North America.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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